EXHIBIT 99.1
Shopify Announces Second-Quarter 2019 Financial Results
Second-Quarter Revenue Grows 48% Year on Year
Second-Quarter GMV Grows 51% Year on Year

Shopify reports in U.S. dollars and in accordance with U.S. GAAP

Ottawa, Canada - August 1, 2019 - Shopify Inc. (NYSE:SHOP)(TSX:SHOP), the leading multi-channel commerce platform, today announced strong financial results for the quarter ended June 30, 2019.

“It should be easier than ever to start a business, but entrepreneurship is still too hard,” said Tobi Lütke, Shopify’s CEO. “Our job is to keep innovating on behalf of entrepreneurs so they can compete in an ever-changing retail landscape. Every announcement we made at Unite, especially the Shopify Fulfillment Network, is designed to democratize commerce and make it easier for our merchants to reach for independence.”

"Our strong performance in the second quarter reflects the success of our ongoing activities and investments to help merchants start selling, sell more, and sell globally," said Amy Shapero, Shopify’s CFO. "The appeal of entrepreneurship is universal, which is why more entrepreneurs everywhere are attracted to Shopify. Our powerful yet easy-to-use retail operating system helps level the playing field, providing expansive opportunities for our merchants and Shopify around the world."

Second-Quarter Financial Highlights

•	Total revenue in the second quarter was $362.0 million, a 48% increase from the comparable quarter in 2018.

•
Subscription Solutions revenue grew 38% to $153.0 million. This increase was driven primarily by growth in Monthly Recurring Revenue[1] ("MRR"), largely due to an increase in the number of merchants joining the Shopify platform.

•	Merchant Solutions revenue grew 56%, to $208.9 million, driven primarily by the growth of Gross Merchandise Volume[2] ("GMV"), as well as by growth in Shopify Capital and Shopify Shipping.

•	MRR as of June 30, 2019 was $47.1 million, up 34% compared with $35.3 million as of June 30, 2018. Shopify Plus contributed $12.4 million, or 26%, of MRR compared with 23% of MRR as of June 30, 2018.

1. Monthly Recurring Revenue, or MRR, is calculated by multiplying the number of merchants by the average monthly subscription plan fee in effect on the last day of that period and is used by management as a directional indicator of subscription solutions revenue going forward assuming merchants maintain their subscription plan the following month.
2.Gross Merchandise Volume, or GMV, represents the total dollar value of orders processed on the Shopify platform in the period, net of refunds, and inclusive of shipping and handling, duty and value-added taxes.

•
GMV for the second quarter was $13.8 billion, an increase of $4.6 billion, or 51%, over the second quarter of 2018. Gross Payments Volume[3] ("GPV") grew to $5.8 billion, which accounted for 42% of GMV processed in the quarter, versus $3.6 billion, or 40%, for the second quarter of 2018.

•
Gross profit dollars were $204.8 million, or 50% growth compared with $137.0 million recorded for the comparable quarter last year, a faster rate than year-over-year revenue growth principally due to new partner pricing terms, which included a one-time benefit.

•	Operating loss for the second quarter of 2019 was $39.6 million, or 11% of revenue, versus a loss of $30.8 million, or 13% of revenue, for the comparable period a year ago.

•	Adjusted operating income[4] for the second quarter of 2019 was 1.3% of revenue, or $4.8 million; adjusted operating loss for the second quarter of 2018 was 1.7% of revenue, or $4.3 million.

•	Net loss for the second quarter of 2019 was $28.7 million, or $0.26 per share, compared with $24.0 million, or $0.23 per share, for the second quarter of 2018.

•	Adjusted net income[4] for the second quarter of 2019 was $15.8 million, or $0.14 per share, compared with adjusted net income of $2.5 million, or $0.02 per share, for the second quarter of 2018.

•	At June 30, 2019, Shopify had $2.01 billion in cash, cash equivalents and marketable securities, compared with $1.97 billion on December 31, 2018.

Second-Quarter Business Highlights

•
Shopify hosted partners from around the world in Toronto at its 4th annual Shopify Unite conference, where we unveiled new innovations to transform commerce for merchants and consumers globally, including:

•
Shopify Fulfillment Network, available now for early access, which will provide merchants with a network of distributed fulfillment centers and utilize machine learning to ensure timely deliveries and lower shipping costs, putting their brand and customer experience front and center. Since the announcement, both merchants and partners have expressed very strong interest in participating.

•
The new Shopify Plus platform, which helps enterprise merchants manage their businesses at the organizational level, with greater control and wider visibility across multiple stores, through a single view.

•	The next-generation Shopify POS software, which is a faster, more intuitive, and more scalable point- of-sale software for retailers to grow their brick-and-mortar businesses.

•
New ways for merchants to reach international shoppers, including a Translations API to store translated buyer-facing content such as products, collections, and blog posts, and enabling merchants to sell in multiple currencies with Shopify Payments.

•	An upgraded online store design experience, which enables merchants to better customize the look and feel of their store without having to edit the code.

•
Shopify launched native language capabilities in eleven more languages (Traditional Chinese, Simplified Chinese, Danish, Dutch, Finnish, Hindi, Malay, Norwegian, Swedish, Korean and Thai), bringing the total number of languages in which the Shopify Admin is available to 18.

3. Gross Payments Volume, or GPV, is the amount of GMV processed through Shopify Payments.
4. Please refer to "Non-GAAP Financial Measures" in this press release.

•
Shopify launched Shopify Payments in the Netherlands enabling iDEAL as a local online banking payment method in addition to credit card payments, and in Denmark, Shopify Payments will support Visa Dankort’s debit payments expanding the availability of Shopify Payments to 13 countries.

•
Shopify launched a new integration for Shopify Ping with Apple Business Chat as a new way for merchants to talk to, support, and create a personal connection with customers, increasing trust and conversion to sales.

•	Shopify Shipping adoption continued to climb, with more than 42% of eligible merchants in the United States and Canada using Shopify Shipping in the quarter.

•
Purchases from merchants’ stores coming from mobile devices versus desktop continued to climb in the quarter, accounting for nearly 80% of traffic and 70% of orders for the three months ended June 30, 2019, versus 76% and 66%, respectively, for the second quarter of 2018.

•
Shopify Capital issued $93.0 million in merchant cash advances and loans in the second quarter of 2019, an increase of 36% versus the $68.5 million issued in the second quarter of last year. Shopify Capital has grown to approximately $638 million in cumulative cash advanced since its launch in April 2016 through the second quarter of 2019, approximately $115.6 million of which was outstanding on June 30, 2019.

Subsequent to the close of our second quarter, Shopify expanded Shopify Capital to merchants not on Shopify Payments, providing access to simple, fast, and convenient working capital to accelerate the growth of their business.

Financial Outlook
The financial outlook that follows constitutes forward-looking information within the meaning of applicable securities laws and is based on a number of assumptions and subject to a number of risks. Actual results could vary materially as a result of numerous factors, including certain risk factors, many of which are beyond Shopify’s control. Please see "Forward-looking Statements" below.

In addition to the other assumptions and factors described in this press release, Shopify’s outlook assumes the continuation of growth trends in our industry, our ability to manage our growth effectively and the absence of material changes in our industry or the global economy. The following statements supersede all prior statements made by Shopify and are based on current expectations. As these statements are forward-looking, actual results may differ materially.

These statements do not give effect to the potential impact of mergers, acquisitions, divestitures or business combinations that may be announced or closed after the date hereof. All numbers provided in this section are approximate.

For the full year 2019, Shopify currently expects:

•	Revenues in the range of $1.51 billion to $1.53 billion

•	GAAP operating loss in the range of $145 million to $155 million

•	Adjusted operating income[4] in the range of $20 to $30 million, which excludes stock-based compensation expenses and related payroll taxes of $175 million

For the third quarter of 2019, Shopify currently expects:

•	Revenues in the range of $377 million to $382 million

•	GAAP operating loss in the range of $44 million to $47 million

•	Adjusted operating income[4] in the range of $0 to $3 million, which excludes stock-based compensation expenses and related payroll taxes of $47 million

Quarterly Conference Call
Shopify’s management team will hold a conference call to discuss our second-quarter results today, August 1, 2019, at 8:30 a.m. ET. The conference call will be webcast on the investor relations section of Shopify’s website at https://investors.shopify.com/events/Events-Presentations/default.aspx. An archived replay of the webcast will be available following the conclusion of the call.

Shopify’s Second-Quarter 2019 Interim Unaudited Condensed Consolidated Financial Statements and Notes and its Second-Quarter 2019 Management’s Discussion and Analysis are available on Shopify’s website at www.shopify.com, and will be filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

About Shopify
Shopify is the leading multi-channel commerce platform. Merchants use Shopify to design, set up, and manage their stores across multiple sales channels, including mobile, web, social media, marketplaces, brick-and-mortar locations, and pop-up shops. The platform also provides merchants with a powerful back-office and a single view of their business, from payments to shipping. The Shopify platform was engineered for reliability and scale, making enterprise-level technology available to businesses of all sizes. Headquartered in Ottawa, Canada, Shopify currently powers over 800,000 businesses in approximately 175 countries and is trusted by brands such as Unilever, Kylie Cosmetics, Allbirds, MVMT, and many more.

Non-GAAP Financial Measures
To supplement our consolidated financial statements, which are prepared and presented in accordance with United States generally accepted accounting principles (GAAP), Shopify uses certain non-GAAP financial measures to provide additional information in order to assist investors in understanding our financial and operating performance.

Adjusted operating income (loss), non-GAAP operating expenses, adjusted net income and adjusted net income per share are non-GAAP financial measures that exclude the effect of share-based compensation expenses and related payroll taxes.

Management uses non-GAAP financial measures internally for financial and operational decision-making and as a means to evaluate period-to-period comparisons. Shopify believes that these non-GAAP measures provide useful information about operating results, enhance the overall understanding of past financial performance and future prospects, and allow for greater transparency with respect to key metrics used by management in its financial and operational decision making. Non-GAAP financial measures are not recognized measures for financial statement presentation under U.S. GAAP and do not have standardized meanings, and may not be comparable to similar measures presented by other public companies. Such non-GAAP financial measures should be considered as a supplement to, and not as a substitute for, or superior to, the corresponding measures calculated in accordance with GAAP. See the financial tables below for a reconciliation of the non-GAAP measures.

Forward-looking Statements
This press release contains certain forward-looking statements within the meaning of applicable securities laws, including statements regarding Shopify’s financial outlook and future financial performance. Words such as "expects", "continue", "will", "anticipates" and "intends" or similar expressions are intended to identify forward-looking statements.

These forward-looking statements are based on Shopify’s current projections and expectations about future events and financial trends that management believes might affect its financial condition, results of operations, business strategy and financial needs, and on certain assumptions and analysis made by Shopify in light of the experience and perception of historical trends, current conditions and expected future developments and other factors management believes are appropriate. These projections, expectations, assumptions and analyses are subject to known and unknown risks, uncertainties, assumptions and other factors that could cause actual results, performance, events and achievements to differ materially from those anticipated in these forward-looking statements. Although Shopify believes that the assumptions underlying these forward-looking statements are reasonable, they may prove to be incorrect, and readers cannot be assured that actual results will be consistent with these forward-looking statements. Actual results could differ materially from those projected in the forward-looking statements as a result of numerous factors, including certain risk factors, many of which are beyond Shopify’s control, including but not limited to: (i) merchant acquisition and retention; (ii) managing our growth; (iii) our history of losses; (iv) our limited operating history; (v) our ability to innovate; (vi) a disruption of service or security breach; (vii) payments processed through Shopify Payments; (viii) our reliance on a single supplier to provide the technology we offer through Shopify Payments; (ix) the security of personal information we store relating to merchants and their customers, and consumers with whom we have a direct relationship; (x) evolving privacy laws and regulations, cross-border data transfer restrictions, data localization requirements and other domestic or foreign regulations; (xi) our potential inability to hire, retain and motivate qualified personnel; (xii) international sales and the use of our platform in various countries; and (xiii) other one-time events and other important factors disclosed previously and from time to time in Shopify’s filings with the U.S. Securities and Exchange Commission and the securities commissions or similar securities regulatory authorities in each of the provinces or territories of Canada. The forward-looking statements contained in this news release represent Shopify’s expectations as of the date of this news release, or as of the date they are otherwise stated to be made, and subsequent events may cause these expectations to change. Shopify undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

CONTACT:
INVESTORS:	MEDIA:
Katie Keita	Julie Nicholson
Senior Director, Investor Relations	Director of Communications
613-241-2828 x 1024	416-238-6705 x 302
IR@shopify.com	press@shopify.com
SOURCE: Shopify

Shopify Inc.
Condensed Consolidated Statements of Operations and Comprehensive Loss
(Expressed in US $000’s, except share and per share amounts, unaudited)

	Three months ended		Six months ended
	June 30, 2019	June 30, 2018	June 30, 2019	June 30, 2018
	$	$	$	$
Revenues
Subscription solutions	153,047	110,721	293,498	210,919
Merchant solutions	208,932	134,242	388,963	248,384
	361,979	244,963	682,461	459,303
Cost of revenues
Subscription solutions	29,538	24,524	57,523	47,684
Merchant solutions	127,676	83,484	239,882	150,822
	157,214	108,008	297,405	198,506
Gross profit	204,765	136,955	385,056	260,797
Operating expenses
Sales and marketing	119,210	87,487	224,232	163,271
Research and development	85,520	54,305	161,875	102,021
General and administrative	39,655	25,924	74,359	46,599
Total operating expenses	244,385	167,716	460,466	311,891
Loss from operations	(39,620)	(30,761)	(75,410)	(51,094)

Other income	10,942	6,808	22,581	11,239
Net loss	(28,678)	(23,953)	(52,829)	(39,855)
Other comprehensive income (loss), net of tax	6,746	(4,398)	16,020	(11,232)
Comprehensive loss	(21,932)	(28,351)	(36,809)	(51,087)
Basic and diluted net loss per share attributable to shareholders	(0.26)	(0.23)	(0.47)	(0.38)
Weighted average shares used to compute basic and diluted net loss per share attributable to shareholders	112,013,409	105,978,076	111,470,359	104,127,640

Shopify Inc.
Condensed Consolidated Balance Sheets
(Expressed in US $000’s except share amounts, unaudited)

	As at
	June 30, 2019	December 31, 2018
	$	$
Assets
Current assets
Cash and cash equivalents	668,990	410,683
Marketable securities	1,344,341	1,558,987
Trade and other receivables, net	45,840	41,347
Merchant cash advances and loans receivable, net	115,556	91,873
Other current assets	36,438	26,192
	2,211,165	2,129,082
Long-term assets
Property and equipment, net	84,159	61,612
Intangible assets, net	25,314	26,072
Right-of-use assets	98,285	—
Goodwill	48,375	38,019
	256,133	125,703
Total assets	2,467,298	2,254,785
Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities	142,000	96,956
Deferred revenue	45,707	39,180
Lease liabilities	5,644	2,552
	193,351	138,688
Long-term liabilities
Deferred revenue	2,092	1,881
Lease liabilities	108,873	22,316
Deferred tax liability	1,798	1,132
	112,763	25,329
Commitments and contingencies
Shareholders’ equity
Common stock, unlimited Class A subordinate voting shares authorized, 100,282,712 and 98,081,889 issued and outstanding; unlimited Class B multiple voting shares authorized, 12,247,861 and 12,310,800 issued and outstanding	2,313,198	2,215,936
Additional paid-in capital	76,393	74,805
Accumulated other comprehensive income (loss)	3,804	(12,216)
Accumulated deficit	(232,211)	(187,757)
Total shareholders’ equity	2,161,184	2,090,768
Total liabilities and shareholders’ equity	2,467,298	2,254,785

Shopify Inc.
Condensed Consolidated Statements of Cash Flows
(Expressed in US $000’s, unaudited)

	Six months ended
	June 30, 2019	June 30, 2018
	$	$
Cash flows from operating activities
Net loss for the period	(52,829)	(39,855)
Adjustments to reconcile net loss to net cash provided (used) by operating activities:
Amortization and depreciation	14,207	15,008
Stock-based compensation	70,432	42,116
Provision for uncollectible receivables related to merchant cash advances and loans receivable	7,539	4,072
Unrealized foreign exchange loss	1,917	369
Changes in operating assets and liabilities:
Trade and other receivables	(20,540)	(16,426)
Merchant cash advances and loans receivable	(31,222)	(36,952)
Other current assets	(5,910)	(5,532)
Accounts payable and accrued liabilities	55,908	27,285
Deferred revenue	6,345	4,617
Lease assets and liabilities	1,555	2,501
Net cash provided (used) by operating activities	47,402	(2,797)
Cash flows from investing activities
Purchase of marketable securities	(1,022,814)	(1,297,346)
Maturity of marketable securities	1,249,319	744,406
Acquisitions of property and equipment	(30,437)	(15,107)
Acquisitions of intangible assets	(1,935)	(9,353)
Acquisition of businesses, net of cash acquired	(12,476)	(3,718)
Net cash provided (used) by investing activities	181,657	(581,118)
Cash flows from financing activities
Proceeds from the exercise of stock options	27,624	16,140
Proceeds from public offering, net of issuance costs	—	646,984
Net cash provided by financing activities	27,624	663,124
Effect of foreign exchange on cash and cash equivalents	1,624	(1,085)
Net increase in cash and cash equivalents	258,307	78,124
Cash and cash equivalents – Beginning of Period	410,683	141,677
Cash and cash equivalents – End of Period	668,990	219,801

Shopify Inc.
Reconciliation from GAAP to Non-GAAP Results
(Expressed in US $000’s, except share and per share amounts, unaudited)

	Three months ended		Six months ended
	June 30, 2019	June 30, 2018	June 30, 2019	June 30, 2018
	$	$	$	$
GAAP Gross profit	204,765	136,955	385,056	260,797
% of Revenue	57%	56%	56%	57%
add: stock-based compensation	894	584	1,608	1,010
add: payroll taxes related to stock-based compensation	132	53	232	116
Non-GAAP Gross profit	205,791	137,592	386,896	261,923
% of Revenue	57%	56%	57%	57%

GAAP Sales and marketing	119,210	87,487	224,232	163,271
% of Revenue	33%	36%	33%	36%
less: stock-based compensation	8,409	5,722	15,244	9,760
less: payroll taxes related to stock-based compensation	1,102	527	1,912	1,258
Non-GAAP Sales and marketing	109,699	81,238	207,076	152,253
% of Revenue	30%	33%	30%	33%

GAAP Research and development	85,520	54,305	161,875	102,021
% of Revenue	24%	22%	24%	22%
less: stock-based compensation	22,983	13,639	41,098	24,504
less: payroll taxes related to stock-based compensation	3,465	1,582	5,273	2,633
Non-GAAP Research and development	59,072	39,084	115,504	74,884
% of Revenue	16%	16%	17%	16%

GAAP General and administrative	39,655	25,924	74,359	46,599
% of Revenue	11%	11%	11%	10%
less: stock-based compensation	6,982	4,246	12,482	6,842
less: payroll taxes related to stock-based compensation	462	140	993	485
Non-GAAP General and administrative	32,211	21,538	60,884	39,272
% of Revenue	9%	9%	9%	9%

GAAP Operating expenses	244,385	167,716	460,466	311,891
% of Revenue	68%	68%	67%	68%
less: stock-based compensation	38,374	23,607	68,824	41,106
less: payroll taxes related to stock-based compensation	5,029	2,249	8,178	4,376
Non-GAAP Operating Expenses	200,982	141,860	383,464	266,409
% of Revenue	56%	58%	56%	58%

Shopify Inc.
Reconciliation from GAAP to Non-GAAP Results (continued)
(Expressed in US $000’s, except share and per share amounts, unaudited)

	Three months ended		Six months ended
	June 30, 2019	June 30, 2018	June 30, 2019	June 30, 2018
	$	$	$	$
GAAP Operating loss	(39,620)	(30,761)	(75,410)	(51,094)
% of Revenue	(11)%	(13)%	(11)%	(11)%
add: stock-based compensation	39,268	24,191	70,432	42,116
add: payroll taxes related to stock-based compensation	5,161	2,302	8,410	4,492
Adjusted Operating income (loss)	4,809	(4,268)	3,432	(4,486)
% of Revenue	1%	(2)%	1%	(1)%

GAAP Net loss	(28,678)	(23,953)	(52,829)	(39,855)
% of Revenue	(8)%	(10)%	(8)%	(9)%
add: stock-based compensation	39,268	24,191	70,432	42,116
add: payroll taxes related to stock-based compensation	5,161	2,302	8,410	4,492
Adjusted Net income	15,751	2,540	26,013	6,753
% of Revenue	4%	1%	4%	1%

GAAP net loss per share attributable to shareholders	(0.26)	(0.23)	(0.47)	(0.38)
add: stock-based compensation	0.35	0.23	0.63	0.40
add: payroll taxes related to stock-based compensation	0.05	0.02	0.08	0.04
Adjusted net income per share attributable to shareholders	0.14	0.02	0.24	0.06
Weighted average shares used to compute GAAP and non-GAAP net income (loss) per share attributable to shareholders	112,013,409	105,978,076	111,470,359	104,127,640